JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2983

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 . Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

28th September 2007

RECEIVED
2007 OCT 16 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07027187

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Total Voting Rights</u>

I enclose for your attention a notification dated 28th September 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

<u>Encl</u>

END

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